SUB-ITEM 77D: Policies with Respect to Security Investments


NATIXIS INCOME FUNDS

Effective August 14, 2008, Natixis Income Diversified Portfolio may also invest in swaps (including credit default swaps ("CDS")) and other derivatives. As a means of limiting the risks associated with the use of CDS, Loomis Sayles will internally limit the aggregate notional value of all outstanding CDS used for non-hedging purposes to 20% of the total assets of the Fund, as measured at the time of the transaction.



Exhibit 77Q1(b)